UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No.: 001-04171

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

Kellogg Company

One Kellogg Square

Kellogg Company

Bakery, Confectionery, Tobacco

Workers and Grain Millers

Savings and Investment Plan

Financial Statements and

Supplemental Schedules

December 31, 2015 and 2014

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator and

ERISA Finance Committee of

Kellogg Company Grain Millers Savings & Investment Plan

Battle Creek, MI

We have audited the accompanying statement of net assets available for benefits of the Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings & Investment Plan (the “Plan”) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental Schedule G, Part III – Schedule of Nonexempt Transactions for the year ended December 31, 2015 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Grand Rapids, Michigan

June 23, 2016

Report of Independent Registered Public Accounting Firm

To the Administrator of

Kellogg Company Bakery, Confectionery, Tobacco

Workers and Grain Millers Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan (the “Plan”) at December 31, 2014, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Detroit, MI

June 29, 2015

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets
Plan’s interest in Master Trust at fair value	$441,164,555	$461,493,645
Receivable from plan sponsor	—	265,510
Notes receivable from participants	5,825,906	6,126,306

Total assets	446,990,461	467,885,461

Liabilities
Accrued trustee fees	29,541	13,654

Total liabilities	29,541	13,654

Net assets available for benefits at fair value	446,960,920	467,871,807

Adjustment from fair value to contract value for interest in Master Trust related to fully benefit-responsive investment contracts	(1,480,804)	(4,206,158)

Net assets available for benefits	$445,480,116	$463,665,649

The accompanying notes are an integral part of these financial statements.

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2015 and 2014

	2015	2014
Additions:
Contributions:
Employer	$6,001,634	$4,743,136
Participants	14,917,988	11,450,633
Rollovers from other qualified plans	549,378	64,290

Total contributions	21,469,000	16,258,059
Earnings on investments:
Plan’s interest in income of Master Trust	10,180,787	19,064,743
Redemption fees	(8,494)	(15,778)

Total earnings on investments, net	10,172,293	19,048,965
Interest income on notes receivable from participants	246,834	230,793

Total additions	31,888,127	35,537,817
Deductions:
Participant withdrawals	(50,011,389)	(52,305,689)
Trustee fees	(62,271)	(42,242)

Total deductions	(50,073,660)	(52,347,931)

Net increase/(decrease)	(18,185,533)	(16,810,114)
Net assets available for benefits
Beginning of year	463,665,649	480,475,763

End of year	$445,480,116	$463,665,649

The accompanying notes are an integral part of these financial statements.

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	Summary of Significant Accounting Policies

Basis of Accounting

The Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan (the “Plan”) operates as a qualified defined contribution plan and was established under Section 401(k) of the Internal Revenue Code. The Plan’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”). The accounts of the Plan are maintained on the accrual basis. Expenses of administration are paid by the Plan sponsor, Kellogg Company.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-07 “Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)”. The guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The reporting entity should continue to disclose information on investments for which fair value is measured at net asset value (or its equivalent) as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from net asset value. The ASU is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Plan does not expect the adoption of this guidance to have a significant impact on the Plan’s financial statements. Entities are required to apply the new guidance on a retrospective basis. The Plan will adopt the updated standard at the beginning of the year ended December 31, 2016.

In July 2015, the FASB issued ASU 2015-12 “Plan Accounting: Defined Benefit Pension Plans (Topic 960), (“ASU 2015-12”)”. The amendments in Part I of ASU 2015-12 eliminated the requirements that employee benefit plans measure the fair value of fully benefit–responsive investment contracts and provide the related fair value disclosures, rather these contracts will be measured and disclosed only at contract value. The amendments in Part II of ASU 2015-12 will require plans to disaggregate their investments measured using fair value only by general type, either on the financial statements or in the notes. Part II also eliminated the requirement to disclose the net appreciation/depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. The amendments in Part III of ASU 2015-12 provide a practical expedient to permit plans to measure its investments and investment related accounts as of a month-end date closest to its fiscal year for a plan with a fiscal year end that does not coincide with the end of a calendar month. The amendments in ASU 2015-12 are effective for reporting periods beginning after December 15, 2015, with early adoption permitted. The Plan does not expect the adoption of this guidance to have a significant impact on the Plan’s financial statements. Entities are required to apply the new guidance on a retrospective basis. The Plan will adopt the updated standard at the beginning of the year ended December 31, 2016.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the market participants at the measurement date. See Note 6 for discussion.

The Plan’s interest in income (loss) of the Kellogg Company Master Trust (the “Master Trust”), which consists primarily of the realized gains or losses on the fair value of the Master Trust investments, dividend and interest income, and the unrealized appreciation (depreciation) on those investments is included in the statements of changes in net assets available for benefits.

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

Guaranteed Investment Contracts

The Master Trust also invests in synthetic guaranteed investment contracts and a separate account insurance contract, for which GSAM Stable Value, LLC has oversight. The Master Trust enters into a contract with an issuer to receive a rate of return based on underlying investments. For the synthetic contracts, the Master Trust acquires, retains title to and holds the underlying investments in a separately identified custody account. The underlying investments typically include portfolios of fixed income securities or units of fixed income collective trusts. The rate of return is based on a formula described within the terms of the contract (the “crediting rate”). The incremental value (if any) of the contract itself is based on i) issuer ratings as determined by credit ratings, which are published by rating agencies and ii) the present value of the change in each contract’s replacement cost. At the calendar year end 2015 and 2014, the present value of the differential between contract replacement cost and current contract cost was $48,976 and $13,597, respectively, for all guaranteed investment contracts.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit responsive guaranteed investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by GSAM Stable Value, LLC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Except for the above, the guaranteed investment contracts do not permit the contract issuers to terminate the agreement prior to the scheduled maturity date at an amount different from contract value.

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

	2015	2014
Average Yields
Based on actual earnings	0.91%	2.24%
Based on interest rate credited to participants	1.82%	1.62%

Allocation of Net Investment Income to Participants

Net investment income is allocated to participant accounts daily, in proportion to their respective ownership on that day.

Participant Withdrawals

Benefit payments to participants are recorded when paid.

Notes Receivable From Participants

Notes receivable from participants are recorded at net realizable value.

Risks and Uncertainties

The Plan provides for various investment options in several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Master Trust

Assets of the Plan are co-invested with the assets of other defined contribution plans sponsored by the Kellogg Company (the “Company”) in a commingled investment fund known as the Master Trust for which The Northern Trust Company is the trustee.

Valuation of Net Investment in Master Trust

The Plan’s allocated share of the Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Master Trust. The Plan’s net interest in the Master Trust is equal to the net investment in the Master Trust at fair value plus the adjustments from fair value to contract value related to fully benefit-responsive investment contracts on the statements of net assets available for benefits.

Investment Transactions and Investment Income From the Master Trust

An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

2.	Provisions of the Plan

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document or Summary Plan Descriptions for a more comprehensive description of the Plan’s provisions.

Plan Administration

The Plan is administered by trustees appointed by Kellogg Company and employees represented by the Bakery, Confectionery, Tobacco Workers and Grain Millers Union, the ERISA Finance Committee and the ERISA Administrative Committee appointed by Kellogg Company.

Redemption Fees

The Plan charges a 2% redemption fee for transfers and/or reallocations of units that have been in a fund for less than five business days. Fees collected are used to help offset trustee expenses.

Plan Participation and Contributions

Generally, all the Company hourly employees belonging to the Bakery, Confectionery, Tobacco Workers and Grain Millers Union Local Nos. 3-G, 50-G, 252-G, 374-G and 401-G are eligible to participate in the Plan after the completion of their applicable trial period.

Subject to limitations prescribed by the Internal Revenue Service, participants may elect to contribute from 1 percent to 50 percent of their annual wages. Participants were eligible to defer up to $18,000 and $17,500 in 2015 and 2014, respectively. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions of up to $6,000 and $5,500 in 2015 and 2014, respectively. Employee contributions are matched by the Company at a 100% rate on the first 3% and a 50% rate on the next 2% with 12.5% of the Company match restricted for investment in Kellogg Company Stock. Employees may contribute to the Plan from their first date of eligibility; however, the contributions are not matched by the Company until the participant has completed one year of service from their date of hire.

Employer matching contributions held in Kellogg Company Stock can be transferred by a participant at any time to any other investment fund available under the Plan.

Plan participants may elect to invest the contributions and account balances for their accounts in various equity, bond, guaranteed investment contracts, fixed income funds or Kellogg Company stock or a combination thereof in multiples of one percent. Each participant’s account is credited with the participant’s contribution and (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of trust expenses. Allocations are based on participant earnings or account balances, as defined.

Vesting

Participant account balances are fully vested.

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have only one loan outstanding at any time. Loan transactions are treated as transfers between the Loan Fund and the other funds. Loan terms range from 12 to 60 months, except for principal residence loans, which must be repaid within 15 years. Interest is paid at a constant rate equal to 1% over the prime rate in the month the loan begins. Interest rates on loans issued during year-ending December 31, 2015 and 2014 was 4.25% and 4.24%, respectively. Principal and interest are paid ratably through payroll deductions. Loans that are uncollectible are defaulted resulting in the outstanding principal being considered a deemed distribution.

Participant Distributions

Participants may request an in-service withdrawal of all or a portion of certain types of contributions under standard in-service withdrawal rules. The withdrawal of any participant contributions which were not previously subject to income tax is restricted by Internal Revenue Service regulations.

Participants who terminate employment before retirement by reasons other than death or disability may remain in the Plan until age 65 or receive payment of their account balances in a lump sum. If the account balance is $1,000 or less, the terminated participant will receive the account balance in a lump sum. Participants are eligible to retire from the Company at age 62, with 5 years of service, upon reaching age 55 with 20 years of service, or after 30 years of service. Upon retirement, disability, or death, a participant’s account balance may be received in a lump sum or installment payments. For any investment in Kellogg Company Stock, the participant can elect to receive that portion of their distribution in shares.

Termination

While the Company has expressed no intentions to do so, the Plan may be terminated at any time. In the event of Plan termination, after payment of all expenses, at the discretion of the employer, each participant and each beneficiary of a deceased participant will either (a) receive his entire accrued benefit as soon as reasonably possible, provided that the employer does not maintain or establish another defined contribution plan as of the date of termination, or (b) have an annuity purchased through an insurance carrier on his behalf funded by the amount of his entire accrued benefit.

3.	Income Tax Status

The Plan administrator has received a favorable letter from the Internal Revenue Service dated June 17, 2015 regarding the Plan’s qualification under applicable income tax regulations. The Plan has since been amended and has filed for a favorable letter of determination from the Internal Revenue Service on January 29, 2016. The Plan administrator entered into a closing agreement with the IRS relating to certain plan amendments in order to maintain the tax qualified status of the Plan in May 2015. The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4.	Related Party Transactions

Certain investments held in the Master Trust are shares of Kellogg Company common stock and short term investment funds managed by The Northern Trust Company. Kellogg Company is the Plan sponsor and The Northern Trust Company is the trustee as defined by the Plan and, therefore, these transactions, as well as participant loans, qualify as exempt party-in-interest transactions.

The Northern Trust Company charges an asset based fee and a flat account based fee which are paid to the trustee as compensation for services performed under the Master Trust agreement. The trustee’s fee is payable monthly and accrued for daily.

Fees paid during 2015 and 2014 for management and other services rendered by parties-in-interest were based on comparable rates for such services. The majority of such fees were paid by the Plan. A portion was returned to the Plan based on revenue sharing arrangements. The revenue sharing amounts received are used to pay the Plan’s administrative expenses.

5.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2015 and 2014 to Form 5500.

	2015	2014
Net assets available for benefits per the financial statements	$445,480,116	$463,665,649
Adjustment from contract value to fair value for interest in Master Trust related to fully benefit-responsive investment contracts (Note 1)	1,480,804	4,206,158

Net assets available for benefits per the Form 5500	$446,960,920	$467,871,807

The following is a reconciliation of the Plan’s interest in income of Master Trust per the financial statements for the years ended December 31, 2015 and 2014 to Form 5500.

	2015	2014
Plan’s interest in income of Master Trust per the financial statements	$10,180,787	$19,064,743
Less:
Redemption fees	(8,494)	(15,778)
Trustee fees	(62,271)	(42,242)
Change in adjustment from contract value to fair value for interest in Master Trust related to fully benefit-responsive investment contracts (Note 1)	(2,725,354)	686,382

Net investment gain from Master Trust investment accounts per the Form 5500	$7,384,668	$19,693,105

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

6.	Fair Value Measurements

The Plan’s assets are categorized using a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2

Inputs to the valuation methodology include:

•    Quoted prices for similar assets or liabilities in active markets;

•    Quoted prices for identical or similar assets or liabilities in inactive markets;

•    Inputs other than quoted prices that are observable for the asset or liability; and

•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

•

Money market funds: Valued at the net asset value (“NAV”) of shares held by the Master Trust at year end using the fair value of underlying investments. The underlying investments of the domestic equity collective trust are high-quality money market instruments with short term maturities. Redemptions are allowed on every business day.

•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

•	Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Master Trust at year end.

•

Guaranteed investment contracts: The fair value of each GIC contract is calculated based on the fair value of the investments underlying the contract. The fair value of the underlying investments is valued based on a quoted exchange, matrices, or models from pricing vendors. These underlying assets consist of U.S. treasuries, Level 1, cash and cash equivalents which are primarily repurchase agreements that are highly liquid and trade against U.S. securities, Level 1; corporate debt, government agency debt, collective trusts and investment funds and mortgage-backed securities, Level 2. Government agency debt and corporate bonds are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issues with similar credit ratings.

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

Mortgage-backed securities are valued based on valuation models. Collective trust and investment funds consist of term funds and bond funds. They are valued at the NAV based on information reported by the investment advisor using the audited financial statements of the funds at year end. The underlying investments consist primarily of debt investment securities. The fair value of each synthetic GIC wrapper is calculated by discounting the difference between the fair value of the underlying assets and the fair value of the current annual fee multiplied by the notional dollar amount of the contract.

•

Commingled funds and Collective trusts: Commingled funds are valued at the NAV based on information reported by the investment advisor using the audited financial statements of the funds at year end. Collective trusts are valued based upon the NAV of units held by the Master Trust at year end using the fair value of underlying investments. These investments represent fixed income, equity securities, international equity, domestic equity and U.S. debt securities. All funds have daily redemption and are not subject to any redemption restrictions.

The following table presents a summary of the Trust’s investments in certain entities that calculate NAV per share as of December 31, 2015 and 2014.

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

Investments at NAV as of December 31, 2015
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
BlackRock Equity Index NL Fund M	$328,541,552	$—	Daily	None
T. Rowe Price Growth Stock Trust	133,298,511	—	Daily	None
BlackRock U.S. Debt Index NL Fund M	42,862,367	—	Daily	None
BlackRock MSCI ACWI-ex US Index NL Fund M	38,858,626	—	Daily	None
BlackRock Russell 2500 Index NL Fund M	10,728,835	—	Daily	None
Northern Trust Collective Short Term Investment Fund	688,174	—	Daily	None

Total Commingled/Collective Trust Funds	$554,978,065	$—

Investments at NAV as of December 31, 2014
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P 500 Index SL Series Fund Class I	$345,631,945	$—	Daily	None
T. Rowe Price Growth Stock Trust	113,233,854	—	Daily	None

Total Commingled/Collective Trust Funds	$458,865,799	$—

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

The Plan is subject to master netting agreements, or netting arrangements, with certain counterparties. These agreements govern the terms of certain transactions and reduce the counterparty risk associated with relevant transactions by specifying offsetting mechanisms and collateral posting arrangements at pre-arranged exposure levels. Since different types of transactions have different mechanics and are sometimes traded out of different legal entities of a particular counterparty organization, each type of transaction may be covered by a different master netting arrangement, possibly resulting in the need for multiple agreements with a single counterparty. Master netting agreements are specific to each different asset type; therefore, they allow the company to close out and net its total exposure to a specified counterparty in the event of a default with respect to any and all the transactions governed under a single agreement with the counterparty.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Master Trust’s practice regarding the timing of transfers between levels is to measure transfers in at the beginning of the month and transfers out at the end of the month. For the years ended December 31, 2015, the Master Trust had no transfers between Levels 1, 2 or 3 and for the year ended December 31, 2014, one investment within level 3 transferred to level 2.

The following tables set forth by level, within the fair value hierarchy, the Kellogg Company Master Trust assets at fair value as of December 31, 2015 and 2014.

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Money market funds	$—	$17,484,979	$—	$17,484,979
Mutual funds:
Domestic equity	—	334,472,119	—	334,472,119
International equity	—	171,760,543	—	171,760,543
Domestic debt	—	175,753,919	—	175,753,919
Commingled funds/Collective trusts	—	554,978,065	—	554,978,065
Common stock - Kellogg Company	146,062,223	—	—	146,062,223
Guaranteed investment contracts:
Cash and cash equivalents	—	6,338,175	—	6,338,175
Collective trusts and investment fund	—	384,086,936	—	384,086,936
Domestic corporate debt	—	52,930,437	—	52,930,437
International corporate debt	—	13,567,232		13,567,232
Domestic government securities	—	63,578,962	—	63,578,962
International government securities	—	1,759,927	—	1,759,927
Mortgage backed securities	—	8,695,003	—	8,695,003
Other	35,613	—	—	35,613

	$146,097,836	$1,785,406,297	$—	$1,931,504,133

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Money market funds	$—	$14,873,171	$—	$14,873,171
Mutual funds:
Domestic equity	—	379,826,705	—	379,826,705
International equity	—	199,114,798	—	199,114,798
Domestic debt	—	199,971,708	—	199,971,708
Commingled funds/Collective trusts	—	458,865,799	—	458,865,799
Common stock - Kellogg Company	135,269,388	—	—	135,269,388
Guaranteed investment contracts:
Cash and cash equivalents	31,456,550	720,604	—	32,177,154
Collective trusts and investment fund	—	427,060,110	—	427,060,110
Domestic corporate debt	—	42,284,848	—	42,284,848
International corporate debt	—	9,580,899	—	9,580,899
Domestic government securities	38,171,692	31,858,653	—	70,030,345
International government securities	—	611,982	—	611,982
Mortgage backed securities	—	11,899,690	—	11,899,690
Other	—	1,177,059	—	1,177,059

	$204,897,630	$1,777,846,026	$—	$1,982,743,656

Net asset value and fair value were equal for investments included in the previous tables. Additionally, there were no unfunded commitments to purchase investments at December 31, 2015 and 2014. The Plan’s ability to redeem guaranteed investment contracts at fair value is restricted in certain circumstances as described in Note 1. There are no such restrictions on redemption of other Plan investments. Commingled funds, collective trusts and other investment funds allow redemptions by the Plan at the end of every business day.

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

Level 3 Gains and Losses

The following tables set forth a summary of changes in the fair value of the Master Trust and Plan’s Level 3 assets for the years ended December 31, 2015 and 2014.

Unrealized gains (losses) from the guaranteed investment contracts are not included in the Schedule of Changes in Net Assets of Master Trusts Investment Accounts as the contract is recorded at contract value for purposes of the net assets available for benefits.

Level 3 Assets Year Ended December 31, 2015
Guaranteed Investment Contracts & Other
Balance, beginning of year	$—
Transfers in/out	—

Balance, end of year	$—

Level 3 Assets Year Ended December 31, 2014
Guaranteed Investment Contracts & Other
Balance, beginning of year	$423,910
Transfers in/out	(423,910)

Balance, end of year	$—

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

7.	Kellogg Company Master Trust

The Plan has an interest in the net assets held in the Master Trust in which interests are determined on the basis of cumulative funds specifically contributed on behalf of the Plan adjusted for an allocation of income. Such income allocation is based on the Plan’s funds available for investment during the year.

Kellogg Company Master Trust net assets at December 31, 2015 and 2014 and the changes in net assets for the years ended December 31, 2015 and 2014 are as follows:

Kellogg Company Master Trust

Schedule of Net Assets of Master Trust Investment Accounts

	2015	2014
General Investments at fair value
Money Market Funds	$17,484,979	$14,873,171
Common Stock - Kellogg Company	146,062,223	135,269,388
Commingled Funds/Collective trusts	554,978,065	458,865,799
Mutual Funds	681,986,581	778,913,212
Guaranteed Investment Contracts	530,992,284	594,822,086

Total general investments	1,931,504,132	1,982,743,656

Receivables for securities sold	1,519,033	1,281,843
Other receivables	43	223,712

Total assets	1,933,023,208	1,984,249,211

Payable for securities purchased	(2,086,150)	(5,117,183)
Other payables	(37,972)	(1,639,019)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,400,398)	(9,989,013)

Net Assets	$1,927,498,688	$1,967,503,996

Percentage interest held by the Plan	22.8%	23.2%

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

Kellogg Company Master Trust

Schedule of Changes in Net Assets of Master Trust Investment Accounts

	2015	2014
Earnings on investments
Interest	$13,468,214	$17,972,933
Dividends	12,735,191	12,226,397
Net appreciation in fair value of investments
Common Stock - Kellogg Company	14,418,216	9,827,164
Commingled Funds/Collective Trusts	12,855,937	50,928,846
Mutual Funds	(27,423,449)	9,393,279

Net appreciation	(149,296)	70,149,289

Total additions	26,054,109	100,348,619
Net transfer of assets out of investment account	(65,161,006)	(45,356,913)
Fees and commissions	(898,411)	(1,233,658)

Total distributions	(66,059,417)	(46,590,571)

Net change in net assets	(40,005,308)	53,758,048
Net assets
Beginning of year	1,967,503,996	1,913,745,948

End of year	$1,927,498,688	$1,967,503,996

8.	Subsequent Event

Effective January 1, 2016 the record keeper for the Plan has transitioned from AON Hewitt to Mercer Benefits Administration.

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Schedule G, Part III – Schedule of Nonexempt Transactions

For the Year Ended December 31, 2015

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Identity of party involved	Relationship to plan, employer, or other party in interest	Description of transactions, including maturity date, rate of interest, collateral, and par or maturity value	Purchase price	Selling price	Lease rental	Expenses incurred in connection with transaction	Cost of asset	Current value of asset	Net gain (or loss) on each transaction

Kellogg Company	Plan Sponsor	Loan to employer 3/24/2014 for payment of employer contributions. Estimated net gain/(loss) as of December 31, 2014. Repayment of loan occurred on September 14, 2015; interest occurred on December 31, 2015.					$279,359		$61,013

Kellogg Company

Bakery, Confectionery, Tobacco Workers and Grain Millers

Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	Plan’s interest in Master Trust at fair value		$441,164,555
	* Participants	Loans, interest ranging from 4.24%-10%, with due dates at various times through November, 2030.	$5,825,906
	* Parties-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2016	KELLOGG COMPANY GRAIN MILLERS SAVINGS AND INVESTMENT PLAN

	By:	/s/ Ronald Dissinger
	Name:	Ronald L. Dissinger
	Title:	Senior Vice President and Chief Financial Officer, Kellogg Company

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm - BDO

23.2	Consent of Independent Registered Public Accounting Firm - PWC